UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 7, 2026, Lifezone Metals Limited (the “Company”), its wholly-owned subsidiary Kabanga Nickel Limited (the “Borrower”) and Taurus Mining Finance Fund No. 2, L.P. (“Taurus Mining Finance”) executed a waiver letter with respect to the $60 million senior secured bridge loan facility agreement (the “Bridge Loan Facility Agreement”). Pursuant to the waiver letter, among other things, Taurus Mining Finance waived certain conditions related to the Borrower’s second Utilization and expanded the definition of a Permitted Minority Investor. As a result of the waiver, the Borrower issued a second Utilization request for $21.7 million to Taurus Mining Finance shortly after the waiver letter was executed.

The foregoing description of the waiver letter does not purport to be complete and is qualified in its entirety by reference to the copy of the waiver letter, which is furnished as Exhibit 99.1 this report on Form 6-K.

The Company intends to incorporate this Form 6-K and the accompanying exhibit by reference into its registration statements on Form F-3 (File Nos. 333-272865, 333-281189 and 333-289809) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Waiver Letter, dated March 7, 2026, among Kabanga Nickel Limited, Lifezone Metals Limited and Taurus Mining Finance Fund No. 2, L.P.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: April 21, 2026	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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